SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[February 7, 2003]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -                .

SIGNATURES
METSO CLOSES THE SALE OF SCADA NETWORK MANAGEMENT SOLUTIONS TO TELVENT

SIGNATURES

Date February 7, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Sakari Tamminen	Harri Luoto
Executive Vice President & CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

METSO CLOSES THE SALE OF SCADA NETWORK MANAGEMENT SOLUTIONS TO TELVENT

(Helsinki, Finland, February 7, 2003) — Metso Corporation (NYSE: MX; HEX: MEO) has closed the sale of Network Management Solutions companies (NMS) to Telvent of Spain on February 5, 2003. NMS provides SCADA and information management solutions.

NMS is headquartered in Calgary, Canada. Other operations included in the divestment are located in Houston, Texas and Baltimore, Maryland, USA. These units employ over 400 people and have annual net sales close to EUR 60 million.

The divestiture of NMS is in line with Metso’s strategic intent to concentrate on the service, processes and automation solutions for the pulp and paper industry and rock and minerals processing, and consequently divest the non-core business operations.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket and services. The corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2002, the net sales of Metso Corporation were EUR 4.7 billion and the personnel totaled approximately 28,500. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:
Antti Kaunonen, SVP, Technology and Business Development, tel. +358 408 224 331

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The Corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2002, the net sales of Metso Corporation were EUR 4.7 billion and the personnel totaled approximately 28, 500. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc.,
tel. +1 617 369 7850.